RECEIVED
2008 MAY -5 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

08002343

SUPPL

April, 24th 2008

Dear Sirs,

Please find enclosed the documents, for the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2008

- First Quarter Financial Summary.
- First Quarter Results Presentation.
- Fourth 2007 Interim Dividend

Yours sincerely,

P.O.

PROCESSED
MAY 12 2008
THOMSON REUTERS

Jacobo Diaz
Chief Financial Officer

If you need further information about us visit:
https://www.ebankinter.com/webcorporativa

RECEIVED
2009 MAY -5 A 9:23
FICE OF INTERNATIONAL CORPORATE FINANCE


bankinter
Friday, April 1
bankinter

BANKINTER presents its financial statements following format and criteria stated by Circular of Banco de España 4/04. Capital ratios have been estimated according to the draft legislation by Banco de España about the determination and control of the minimum capital requirements. Internal models are applied for the following portfolios: Residential mortgages, small enterprises and medium size enterprises. Models are pending official authorization. Internal capital ratios, assume no implementation period.

BANKINTER cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) general market, macro-economic, governmental and new regulations, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

bankinter

Business

+4,6bn
+24,2% Avg. Balance
Client deposits

63,4%
Deposits / Loans
(+3,29%)

Growth

63K
Active clients
Affluents
18,4%

79K
Active clients
SME's
13.9%

Earnings

11,3%
NII
Ex dividends

8,8M€
Financial cost
Deposit campaign

+6bps
Average client
credit spreads

Solvency

0,46%
NPL

6,01%
Core Capital

Ratings
confirmed

1 Earnings 1Q08

bankinter.

1Q08: A solid result despite market conditions and the commercial campaign



Comparable Quarterly Net Income (thous. €)
79.756
63.987
74.940
48.143
77.015
1Q07
2Q07
3Q07
4Q07
1Q08

bankinter.

One offs 2007. Sale of 50% BK SV, extraordinary expenses. Incorporation of 50% BKCF. 1Q07 excludes the effect of the new generic limits

One offs 2008. Substandard provision

NII shows sustained strength,...



Quarterly NII excluding dividends (thous. €)
+11,3
136.060
139.767
150.790
141.943
151.380
1Q07
2Q07
3Q07
4Q07
1Q08

bankinter.

...supported by the increase in credit spreads,...



Client average credit spreads (in %)
Evolution of Euribor 3M and 12M (in %)
4,55
4,11
3,89
EUR3M
EUR12M

bankinter.

... despite the cost of the commercial campaign, ...



1+1=11%
8,8M€
Acquisition cost
+17,7%
NII ex dividends ex acquisition cost

bankinter.

...that has impacted in client margins,...



Evolution of asset yield and cost of liabilities (in %)
+0,61%
5,24
4,63
+0,76%
3,95
3,19
3,85
Cost of liab ex dep.
Cost of liab.
Asset yield
Customer spread evolution (in %)
2,01
1,90
-0,20 (vs -0,12 Dic07)
1,81
Client spread
Ex deposit

bankinter.

... and boosted client deposit growth,...

Average client deposits (mill. €)

Quarterly average client deposits growth (mill. €)



+24,2
+26,9
2.279
576
Mar 07'
1Q07
2Q07
3Q07
4Q07
1Q08

bankinter.

... with the objective of retention and making profitable, based on the experience and CRM capabilities



10
11%
12%
60% retention
62% retention
79% retention

bankinter.

Selective loan growth continues,...

Quarterly credit and loans growth (mill. €)



1.225
1.629
1.776
1.296
607
+16,1
1Q07 / 1Q08
1Q07
2Q07
3Q07
4Q07
1Q08

bankinter.

... resulting in an improved equilibrium between credit and deposits

Client deposits / client credit and loans (Av. balances)



64%
63%
62%
61%
60%
59%
58%
mar 07'
jun 07'
sep 07'
dec 07'
mar 08'
+3,3

bankinter.

Value added services off set the impact of market conditions

Net fees (thous. €)

	Mar '08	Variation	%
Fees collected	77.827	(205)	(0,3)
Cards	8.457	2.074	32,5
Insurance	6.437	4.885	314,8
Brokerage	16.293	(2.510)	(13,4)
Inv.& pens.funds	16.539	(6.413)	(27,9)
Other	30.101	1.759	6,2
Fees paid	18.291	(166)	(0,9)
Net fees	59.536	(39)	(0,1)

bankinter.

The contribution to results of associated companies shows sustained growth

LDA* contribution to results (thous. €)

Results from associates: equity method (thous.€)



+6,1
+10,3
8.662
9.187
9.894
10.910
Mar 07'
Mar 08'
Mar 07'
Mar 08'

*LDA results attributed to the Group

bankinter.

Trading income keeps its contribution supported by client results

Trading income (thous. €)

Trading income from retail clients (thous. €)



-2,1
17,9
22.262
21.806
14.864
17.523
Mar 07
Mar 08'
Mar 07
Mar 08'

bankinter.

The expansion of the commercial capacity undertaken in 2007...



Number of employees
5.000
4.600
4.200
3.800
3.400
1Q07
2Q07
3Q07
4Q07
1Q08
4.582
employees
+13%
Avg Num employees

bankinter.

... still impacts operating expenses

Quarterly operating costs ex one-offs (mill. €)



+16,5
106
121
122
143
124
1Q07
2Q07
3Q07
4Q07
1Q08

bankinter.

Impairment charges show the change in the market conditions,...

Impairment charges (thous. €)



+53,2
-0,9
14.675
22.677
22.484
Mar 07'
Mar 07' ex one offs
Mar 08'

bankinter.

*one offs 2007 : 8M€ release of generic provision due to the reduction of the regulatory limits

.. with greater uncertainty, that we compensate with greater prudence

Evolution of specific provisions (thous €.)



5.955
4.800
Mar 07
Mar 08'
Specific
Substandard

bankinter.

A result that relies upon the soundness of the business

P&L. (€ thous.)	Ac Mar '08	Ac Mar '07	Dif. €	Dif. %
Net Interest Income	153.776	143.132	10.644	7,4
Equity Method	10.910	9.894	1.016	10,3
Fees	59.536	59.574	(38)	(0,1)
Insurance	0	1.608	(1.608)	(100,0)
Trading Income	21.806	22.262	(456)	(2,1)
Ordinary Income	246.028	236.470	9.558	4,0
Costs	(123.548)	(106.071)	(17.477)	16,5
Operating Income	122.480	130.399	(7.919)	(6,1)
Write-offs & Provisions	(22.484)	(14.675)	(7.809)	53,2
General Allowances	41	4.680	(4.639)	(99,1)
Other Results	65	(248)	313	-
PBT	100.102	120.156	(20.054)	(16,7)
PBT "comparable"	104.902	112.154	(7.252)	(6,5)
Taxes	(26.447)	(34.989)	8.542	(24,4)
Net Attributable Income	73.655	85.167	(11.512)	(13,5)
Net Income "comparable"	77.015	79.765	(2.750)	(3,5)

bankinter.

2 Business 1Q08

bankinter.

Innovation allows us to take a step further in our multichannel strategy, ...

Evolution of transactions by channel (in %)


■ Branches Elect. B. Teleph. B. ■ Internet Cards ■ Mobile

bankinter.

... to maintain leadership in quality of service,...

Quality of service indicator (ISN)


77,76
76,21
+6,89
+6,32
71,09
69,89
Mar'06 Jun'06 Sep'06 Dec'06 Mar'07 Jun'07 Sep'07 Dec'07 Mar'08
— Sector — Bankinter

bankinter.

... to continue progressing in client acquisition ...

Number of clients acquired (thous.)


48
66
Mar 07
Mar 08

+36,7

757K Active clients

bankinter.

... and diversifying the business

EVA contribution by business (in %)


12,5%
25,6%
■ Affluents
■ Individuals
Corporate
SME's

bankinter.

1. SME's
2. Affluents
3. Products and Services

Standing Out

1.SME's

2.Affluents

3.Products and Services

bankinter

SME's show solid growth rates both in credit and deposits,...



Average loan book growth in SMEs (million €)
Average deposits growth in SMEs (million €)
+23,0
+21,7
5.688
6.998
2.322
2.824
Mar 07'
Mar 08'
Mar 07'
Mar 08'

bankinter

... which reflects in the segment results,...

SME's Profit & Loss account (thous. €)

P&L	Accum. Mar.'08	Dif. €	Dif. %
NII and trading income	35.373	7.046	24,9
Net fees	17.510	2.602	17,5
Ordinary income	52.882	9.647	22,3
Operating costs	(28.541)	(4.165)	17,1
Operating income	24.341	5.482	29,1
Loan loss allowances (specific)	(7.089)	(5.007)	240,5
Other	(4)	15	Nr
PBT	17.248	490	2,9

bankinter

... with a positive trend deriving from higher credit spreads ...



Credits spreads in the SME segment (in basis points)
+28 pbs
109
137
Mar 07'
Mar 08'

bankinter

.. and improvements in efficiency



Efficiency ratio
-2,4
56,4
54,0
Mar 07'
Mar 08'

bankinter

Solid results despite NPL growth



SME's NPL ratio (in basis points)
+42 pbs
57
99
Mar 07'
Mar 08'

bankinter

Standing Out

1.SME's

2.Affluents

3. Products and Services

bankinter

The business segment that shows greater relative growth in credits,...

Average loan book growth in Affluents (mill.€)



+28,2
4.329
5.550
23,1%
o/ total growth
Mar 07'
Mar 08'

bankinter

... contributing with a third of total client deposits ...

Average deposits growth in Affluents (mill. €)



+23,2
4.595
5.659
Mar 07'
Mar 08'

bankinter

... that continues in a clear growth phase ...

Acquired clients



+68,9
2.919
4.929
Mar 07'
Mar 08'

bankinter

Showing results affected by the cost of the deposit campaign

Affluents Profit & Loss account (thous. €)

P & L	Acum. Mar '08	Dif. €	Dif. %
NII and trading income	19.800	(374)	(1,9)
Net fees	25.477	(2.446)	(8,8)
Ordinary income	45.277	(2.820)	(5,9)
Operating costs	(17.016)	(2.953)	21,0
Operating income	28.261	(5.773)	(17,0)
Loan loss allowances (specific)	(87)	(36)	70,2
Other	(140)	136	(49,3)
PBT	28.035	(5.674)	(16,8)

bankinter

Standing Out

1.SME's

2.Affluents

3.Products and Services

bankinter

We continue going forward in insurance integration in the new production ...


50,0%
97,7%
Home and
Multi risk insurance

... in the distribution of hedges to retail clients...


Number of retail clients with interest rate hedges
Outstanding notional of interest rate hedges (mill.€)
+21,1
+29,4
38.043
46.065
9.239
11.952
Mar 07'
Mar 08'
Mar 07'
Mar 08'

... as well as in consumer finance with Obsidiana


320M€
3M€
PBT
(+144%)
400K
Cards

The conditions in the financial markets have affected brokerage income,...


Number of orders executed
-14,1
615
528
Mar 07'
Mar 08'

... are responsible for the temporary refuge of balances in monetary funds ...


Investment funds (mill.€)
-18,5
1.989
938
Mar 07'
Mar 08'
Monetary
Equity
Other

... and have reduced the market value, particularly in equity funds


17,2%
Volume reduction in equity funds explained by price effect
14,5%
Reduction in fees due to price effect

3 Solvency 1Q08

bankinter

We keep high levels of coverage and asset quality,...

Evolution of non performing loans and provisions (thous. €)



550.000
450.000
350.000
250.000
150.000
50.000
592.700
293% coverage
0,46% NPL
544.757
102.821
202.288
M07
A
M
J
J
A
S
O
N
D
E
F
M07
— NPLs — Provisions

bankinter

... adequate levels of regulatory solvency ...

Capital ratios (in %)



9,55
9,59
3,23
2,70
Dec 07 BIS I
Mar 08 BIS II
■ Core* ■ Tier I · Tier II

Risk weighted assets under BIS II (mill. €)



+1,8
27.186
27.683
Dec 07
Mar 08

*core capital without deductions

bankinter

... and economic solvency,...

Internal capital ratio under BIS II (in %)



10,88
2,75
Internal
■ Core* ■ Tier I :: Tier II

*core capital without deductions

bankinter

... that together with an adequate liquidity situation...

Split down of balances due to banks and marketable sec. (in %)



7%
13%
5%
7%
19%
■ Pagares
■ Securitizations
Interbank
□ Other ECP
Senior D.
■ Repos

1bn€
LT debt maturity until 2010

bankinter

... and the low exposure to developers...

Split down of the mortgage book by type (in %)



13,5
■ 1st residence
■ 2nd residence
:: Other
Developers

2,5%

bankinter

… allows us to face growth …

Residential mortgages annual growth rate evolution (in %)

New production	1Q08	%
Num.	5.895	(14,3)
Volume	1.226M€	(10,2)



50%
40%
30%
20%
10%
0%
Bankinter
Financial Institutions
1999
2000
2001
2002
2003
2004
2005
2006
2007
1Q08*

+13,3

bankinter

(*) Sector data as at January 08. Source AHE

and continue building a high quality book with growing margins

Residential mortgage data

	Book	New Production
Av. Loan (Thous.€)	111,1	191,3
Length (months)	223,1	319,4
LTV%	57,7	61,6
Data in %		
Affordability	29,3	33,4
NPL	0,24	

Margins in new production mortgages



0,18 mortgage
0,64
0,6
0,51
0,59
0,71
1Q07
2Q07
3Q07
4Q07
1Q08

bankinter

4 Conclusions 1Q08

bankinter

Selective and more balanced growth continues, while passing through to the clients higher risk premiums through credit spreads

1Q08 shows the soundness of the recurrent business

Undertaken investments allow us to take advantage of business opportunities


while keeping high levels of asset quality, coverage and solvency


Bankinter, the promise of an experience.
bankinter


RECEIVED
2008 MAY -5 A
bankinter.
Agili
bankinter.

01. Datos significativos

			Diferencia	
Balance (miles de euros)	**31/03/2008**	**31/03/2007**	**Importe**	**%**
Activos totales	51.007.914	46.990.823	4.017.091	8,55
Créditos sobre clientes	38.186.777	32.879.263	5.307.514	16,14
Créditos sobre clientes ex-titulización	40.440.164	35.525.832	4.914.332	13,83
Recursos de clientes	39.673.966	35.506.353	4.167.613	11,74
Recursos gestionados fuera de balance	10.455.536	11.907.206	-1.451.669	-12,19
Resultados (miles de euros)				
Margen de intermediación	153.776	143.132	10.644	7,44
Margen ordinario	246.028	236.470	9.558	4,04
Margen de explotación	122.480	130.399	-7.919	-6,07
Beneficio antes de impuestos	100.102	120.156	-20.054	-16,69
Beneficio neto atribuido al Grupo	73.655	85.167	-11.512	-13,52
Ratios (%)				
Índice de morosidad ex-titulización	0,46	0,27	0,20	74,65
Índice de cobertura de la morosidad	293,00	529,81	-236,82	-44,70
Ratio de eficiencia	48,42	44,36	4,06	9,15
ROE	16,60	22,37	-5,77	-25,79
ROA	0,57	0,74	-0,17	-22,70
Ratio de capital	9,59	9,97*	-0,38	-3,81
Tier 1	6,89	6,72*	0,17	2,53
La acción Bankinter				
Número de acciones	405.893.880	395.245.225	10.648.655	2,69
Última cotización (€)	10,05	12,27	-2,22	-18,09
BPA (€)	0,18	0,22	-0,04	-18,18
DPA (€)	0,08	0,07	0,01	15,02
Oficinas y Centros				
Oficinas	363	337	26	7,72
Centros de gestión comercial				
Corporativa	51	50	1	2,00
Pymes	161	133	28	21,05
Banca Privada	50	44	6	13,64
Oficinas Virtuales	559	533	26	4,88
Número de Agentes	1.005	991	14	1,41
Oficinas Telefónicas y por Internet	3	3	0	0,00
Plantilla				
Empleados (**)	4.582	4.093	489	11,95

(*) Normativa BIS I

(**) Jornadas efectivas

02. Introducción

El Grupo Bankinter comienza el ejercicio económico 2008 desde un enfoque marcado por el incremento de los recursos, el crecimiento sostenido del crédito y la captación y activación de nuevos clientes en los segmentos objetivo del Banco, lo que lleva a unos resultados que demuestran la solidez del negocio recurrente y en los que se mantienen altos niveles de solvencia dada la calidad de los activos y los niveles de capitalización.

Entre las grandes cifras que se ponen de manifiesto al cierre de este primer trimestre, cabe destacar: el incremento en un 24,2% con respecto a la misma fecha del año anterior del saldo medio de los depósitos de clientes; un incremento del 3,29% del ratio de Depósitos sobre Créditos, hasta alcanzar un 63,4%; los buenos datos de captación de clientes en los segmentos estratégicos, que nos llevan a presentar cifras globales de un 18,4% más de clientes activos de Rentas Altas y de un 13,9% más en Pymes; y un alza del 11,3% del margen de intermediación ex dividendos en comparación con el mismo dato a cierre del primer trimestre del año anterior. Y todo ello con un 0,46% de ratio de mora, que se mantiene en el nivel más bajo de la banca española.

Bajo esas premisas, el beneficio neto del Grupo Bankinter en el primer trimestre de 2008 se sitúa en los 73,65 millones de euros, y el beneficio antes de impuestos en 100,10 millones de euros, lo que supone unos sólidos resultados a pesar del entorno.

Entre los diferentes márgenes de la cuenta de resultados destaca, sobre todo, la fortaleza del margen de intermediación. El dato trimestral de este margen, excluyendo dividendos, se sitúa en los 151,38 millones de euros, un 11,3% más con respecto a la cifra del mismo periodo de 2007, y que está apoyado además en el incremento de los diferenciales de activo. Y todo ello a pesar del entorno y de la campaña de captación de depósitos llevada a cabo por el banco durante el periodo y que -con unos costes de captación de 8,8 millones de euros- de no tenerse en cuenta hubiera llevado a un margen de intermediación ex dividendos con un 17,7% de incremento.

La fuerte captación de recursos de clientes ha venido acompañada por un crecimiento selectivo del crédito a clientes, que a marzo de 2008 supone un 16,14% más que en el mismo periodo del año anterior y que ha contribuido a un mayor equilibrio financiero.

Dentro del negocio de clientes es destacable la buena evolución experimentada por los segmentos que Bankinter considera como estratégicos y en los que se han acometido las mayores inversiones, especialmente los que aglutinan a los clientes de mayor patrimonio: Banca Privada y Finanzas Personales, y el segmento de Pymes.

Los segmentos de Rentas Altas (Banca Privada y Finanzas Personales) muestran un alza del 28,2% en los saldos medios acumulados de inversión, y del 23,2% en recursos, y una cifra de 4.969 nuevos clientes de este perfil captados en este periodo, que son un 68,9% más de los que se captaron en el primer trimestre de 2007. Y en cuanto al segmento de Pymes, presenta un crecimiento del 23% de la inversión media, del 21,7% de los recursos y de un 13,9% de crecimiento en clientes durante el trimestre.

De forma paralela, para seguir gestionando adecuadamente los diferentes negocios, se ha producido un incremento notable en el número total de empleados del Banco, que a cierre del primer trimestre sumaban 4.582 personas, un 12% más de las que había en la misma fecha del año anterior.

La calidad de servicio prestada a los clientes sigue siendo, un trimestre más, una de las variables en la que se basa la estrategia de Bankinter. El Índice de Satisfacción Neta (ISN) del Banco se sitúa en 76,21, lo que representa 6,32 puntos más que la media del mercado.

En lo que se refiere a los ratios de negocio, el ratio de eficiencia se sitúa en un 48,42%; el ROE es un 16,60%; y en cuanto al ROA está en el 0,57%.

Márgenes y resultados

El balance de Bankinter muestra como destacadas las siguientes cifras: Los activos totales crecen un 8,55%, alcanzando los 51.008 millones de euros; los recursos de clientes dentro y fuera de balance han alcanzado, a 31 de marzo, los 50.129 millones de euros, mereciendo especial mención el crecimiento de los depósitos a plazo, que, impulsados por la campaña de captación, se sitúan en 6.675 millones de euros, lo que supone un crecimiento del 45,07%. Asimismo, cabe significar muy especialmente el dato relativo a la inversión crediticia del Banco, de 38.187 millones de euros, lo que supone incrementar en un 16,14% la cifra presentada por este concepto en el mismo periodo del año pasado.

La cuenta de resultados de Bankinter a 31 de marzo de 2008 muestra las siguientes cifras referidas a los principales márgenes: margen de intermediación, 153,78 millones de euros (+7,44%); margen ordinario, 246,03 millones de euros (+4,04), y un margen de explotación que se reduce en un 6,07%, viéndose afectado por las inversiones realizadas para acometer el desarrollo de los negocios estratégicos -incremento en el número de personas y nuevos centros- y que han supuesto un aumento del 16,5% de los costes de transformación del banco con respecto al primer trimestre de 2007.

Por lo que se refiere a las comisiones, éstas se mantienen en términos netos en cifras similares a las presentadas a cierre de marzo de 2007, apoyadas en los servicios de mayor valor añadido.

En cuanto al riesgo dudoso, éste alcanza los 202,29 millones de euros, lo que equivale al 0,46% del riesgo computable del Banco, nivel muy inferior al del conjunto del sector. De forma paralela, el índice de cobertura de la morosidad alcanza el 293%. Las provisiones por insolvencias totales han aumentado un 8,80% respecto al primer trimestre de 2007. Bankinter, en definitiva, sigue manteniendo unos excelentes niveles de solvencia, sedimentados en los sistemas internos de análisis, sanción y gestión automática del riesgo, la diversificación de la cartera, las conservadoras dotaciones para insolvencias y la escasa exposición al riesgo-país.

En materia de recursos propios y bajo la norma BIS II, los ratios de solvencia estimados de acuerdo al borrador de circular del Banco de España sobre la determinación y control de los recursos propios mínimos, finalizan el trimestre en una posición adecuada, con un ratio core sin deducciones del 6,01%. Especial mención merece la reciente confirmación de las calificaciones crediticias de la entidad por parte de las agencias de rating, lo que es un reflejo de su adecuada capitalización y estructura de financiación, así como de su alta calidad de activos y rentabilidad del negocio.

Cabe señalar que el 10 de enero tuvo lugar la ejecución de la conversión anticipada de las obligaciones convertibles para empleados en acciones, a raíz del acuerdo adoptado por el Consejo de Administración de Bankinter en su reunión del 19 de diciembre de 2007. Asimismo, y con el fin de atender a la conversión, se aumentó el capital social mediante la emisión de 9.014.305 nuevas acciones de 0,30 euros de valor nominal, representando el 2,27% del capital social.

En cuanto al beneficio por acción, se ha situado en 0,18 euros, un 18,18% por debajo que en igual periodo de 2007. Asimismo, la cotización de la acción BKT ha recogido igualmente la evolución negativa de los mercados, cerrando a 10,05 euros, frente a los 12,27 con que cerró al finalizar el primer trimestre de 2007.

Por último, Bankinter repartió el cuarto dividendo a cuenta del ejercicio 2007, de 0,0781 euros por acción, el pasado 5 de abril.

03. Calidad de servicio

Rango de satisfacción ISN	
>85	Muy satisfechos o excelencia
75-85	Alto nivel satisfacción
60-75	Debe mejorar
<60	Necesita acción

Por segmentos


Banca Corporativa
Banca Particulares
Pymes
Banca Privada
Extranjeros
85
84
83
82
81
80
79
78
77
76
75
74
73
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008

Por redes


Banca Virtual
Red Agencial
Red de Oficinas
Oficina Internet
Oficina Telefónica
81
79
77
75
73
71
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008

04. Actividad de clientes



En el primer trimestre del año la calidad de Bankinter sigue siendo una variable diferenciadora, manifestándose en sus resultados con un Índice de Satisfacción Global Total (ISN) del Banco de 76,21, lo que supone 6,32 puntos por encima de la media del mercado, distancia que ha aumentado en 0,29 puntos de ISN respecto al último trimestre del año anterior.

El segmento de clientes con mayor percepción positiva de la calidad vuelve a ser el de Extranjeros, con 82,24 puntos de ISN; seguido de Finanzas Personales, con un 76,39; y de Banca Privada, con un 76,39.

De entre todas las redes del Banco, la mejor percibida por los clientes ha sido la Red de Agentes, con 77, 34 puntos de ISN, seguida de las Oficinas Virtuales con un 76,86.

La plataforma con mejor satisfacción percibida es la de Internet Particulares, con 79,53 puntos de ISN, dato que se ve reforzado si se tiene en cuenta que el 52,4% de las transacciones totales del Banco se realizan ya a través de este canal.

Durante este último trimestre la calidad percibida por los clientes en el proceso hipotecario también ha resultado satisfactoria, situándose en un 72,46 de ISN. La tasa de abandono ha descendido este trimestre respecto al anterior, un 0,75 menos, lo que la sitúa en 6,49%.

Evolución de transacciones por canal (%)


100
20
0
40%
52,4%
32,5%
2000
2002
2004
2006
1T 2008

Canal Móvil · Tarjetas · Internet · Banca Telefónica · Banca Electrónica · Oficinas

Utilización de canales


40%
27%
33%
1 canal
2 canales
3 canales

Productos por cliente


Número de productos
6,5
6,4
6,3
6,2
6,1
6,43
6,28
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008

Tasa de abandono


% Tasa anual
8
7
6
5
4
5,59
6,49
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008

05. Balance resumido

	31/03/2008	31/12/2007	Dif. 31/03/2008-31/12/2007 Miles €	%	31/03/2007	Dif. 31/03/2008-31/03/2007 Miles €	%
Activo							
Caja y depósitos en bancos centrales	551.785	946.486	-394.701	-41,70	254.723	297.062	116,62
Cartera de negociación	2.511.171	1.669.865	841.306	50,38	3.567.591	-1.056.420	-29,61
Activos financieros disponibles para la venta	3.681.071	3.747.014	-65.943	-1,76	3.766.100	-85.029	-2,26
Inversiones crediticias	43.358.309	42.393.702	964.607	2,28	38.331.302	5.027.007	13,11
Depósitos en entidades de crédito	4.608.513	4.414.853	193.660	4,39	5.165.598	-557.085	-10,78
Crédito a la clientela	38.186.777	37.580.125	606.652	1,61	32.879.263	5.307.514	16,14
Otros activos financieros	563.019	398.724	164.295	41,21	286.441	276.578	96,56
Derivados de cobertura y ajustes a act. financ. por macro-coberturas	60.316	68.443	-8.127	-11,87	73.557	-13.241	-18,00
Activos no corrientes en venta	5.939	4.493	1.446	32,18	4.054	1.885	46,50
Participaciones	166.835	154.617	12.218	7,90	115.925	50.910	43,92
Activo material e intangible	372.961	371.578	1.383	0,37	348.403	24.558	7,05
Periodificaciones y otros activos	299.527	292.482	7.045	2,41	529.168	-229.641	-43,40
Total Activo	**51.007.914**	**49.648.680**	**1.359.234**	**2,74**	**46.990.823**	**4.017.091**	**8,55**
Pasivo y Patrimonio Neto							
Pasivo							
Cartera de negociación	1.341.152	927.436	413.716	44,61	2.210.715	-869.563	-39,33
Pasivos financieros a coste amortizado	47.015.849	46.250.570	765.279	1,65	41.868.227	5.147.622	12,29
Depósitos de entidades de crédito	5.863.253	6.263.232	-399.979	-6,39	5.314.114	549.139	10,33
Depósitos de la clientela	23.628.395	22.540.818	1.087.577	4,82	21.262.550	2.365.845	11,13
Débitos represent. por valores negociables	16.045.571	16.233.470	-187.899	-1,16	14.243.803	1.801.768	12,65
Pasivos subordinados	576.125	571.575	4.550	0,80	643.527	-67.402	-10,47
Otros pasivos financieros	902.505	641.475	261.030	40,69	404.233	498.272	123,26
Derivados de cobert. y Ajustes a pasivos financ. por macro-coberturas	30.426	22.028	8.398	38,12	307	30.119	9810,75
Provisiones	146.937	149.989	-3.052	-2,03	618.916	-471.979	-76,26
Periodificaciones y otros pasivos	268.369	204.431	63.938	31,28	311.223	-42.854	-13,77
Capital con naturaleza de pasivo financiero	348.770	348.809	-39	-0,01	348.925	-155	-0,04
Total Pasivo	**49.151.503**	**47.903.263**	**1.248.240**	**2,61**	**45.358.313**	**3.793.190**	**8,36**
Patrimonio Neto							
Ajustes por valoración	-10.177	-32.561	22.384	-68,74	607	-10.784	-1776,61
Fondos propios	1.866.588	1.777.978	88.610	4,98	1.631.903	234.685	14,38
Total Patrimonio Neto	**1.856.411**	**1.745.417**	**110.994**	**6,36**	**1.632.510**	**223.901**	**13,72**
Total Patrimonio Neto y Pasivo	**51.007.914**	**49.648.680**	**1.359.234**	**2,74**	**46.990.823**	**4.017.091**	**8,55**

06. Recursos e inversión

			Dif. 31/03/2008 - 31/03/2007	
	31/03/2008	**31/03/2007**	**Importe**	**%**
Recursos de clientes				
Acreedores	**23.628.395**	**21.262.550**	**2.365.845**	**11,13**
Administraciones Públicas	408.720	1.482.156	-1.073.436	-72,42
Sectores residentes	22.370.449	19.177.822	3.192.627	16,65
Cuentas corrientes	8.701.144	8.538.992	162.152	1,90
Cuentas de Ahorro	98.168	102.278	-4.110	-4,02
Imposiciones a Plazo	6.674.879	4.601.064	2.073.815	45,07
Cesión temporal activos	6.896.258	5.935.488	960.770	16,19
Sectores no Residentes	705.627	513.542	192.085	37,40
Ajustes por valoración	143.599	89.030	54.569	61,29
Débitos represent. por valores negoc.	16.045.571	14.243.803	1.801.768	12,65
Total	**39.673.966**	**35.506.353**	**4.167.613**	**11,74**
Recursos gestionados fuera de balance	**10.455.536**	**11.907.206**	**-1.451.669**	**-12,19**
de los que:				
Fondos de Inversión	7.504.335	9.203.409	-1.699.074	-18,46
Fondos de Pensiones	1.103.018	1.081.082	21.936	2,03
Inversión crediticia				
Créditos a Administraciones Públicas	67.563	42.802	24.761	57,85
Créditos a sectores residentes	37.427.430	32.457.624	4.969.806	15,31
Crédito comercial	1.586.440	1.625.174	-38.734	-2,38
Crédito con garantía real	26.660.377	22.842.686	3.817.691	16,71
Arrendamiento financiero	1.447.779	1.196.722	251.057	20,98
Otros créditos	7.732.834	6.793.042	939.792	13,83
Créditos al sector no residente	917.643	705.646	211.997	30,04
Riesgo crediticio dudoso	200.671	101.171	99.500	98,35
Subtotal	**38.613.307**	**33.307.243**	**5.306.064**	**15,93**
Fondo de insolvencias (sin riesgo de firma)	559.336	512.255	47.081	9,19
Otros ajustes por valoración	132.806	84.275	48.531	57,59
Total	**38.186.777**	**32.879.263**	**5.307.514**	**16,14**
Total ex-titulización	**40.440.164**	**35.525.832**	**4.914.332**	**13,83**

07. Riesgo crediticio dudoso



			Diferencia	
	31/03/2008	31/03/2007	Importe	%
Riesgo computable ex-titulización	43.519.287	38.633.727	4.885.560	12,65
Riesgo dudoso	202.288	102.821	99.467	96,74
Provisiones totales	592.700	544.757	47.944	8,80
Provisiones exigibles	592.700	544.757	47.944	8,80
Genérica	526.953	509.405	17.548	3,44
Específicas	65.747	35.352	30.395	85,98
Índice de morosidad ex-titulización (%)	0,46	0,27	0,20	74,65
Índice de morosidad (%)	0,49	0,29	0,20	68,97
Índice de mor. de la cart. hipotec. ex-titul. (%)	0,25	0,14	0,11	79,43
Índice de cobertura de la morosidad (%)	293,00	529,81	-236,82	-44,70
Índice de cob. de la mor. sin garantía real (%)	241,07	395,34	-154,27	-39,02

Morosidad y provisiones


Provisiones
Morosidad
Millones de euros
610
550
490
430
370
310
250
190
130
70
544,76
592,70
102,82
202,29
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008

Evolución índice de cobertura de la morosidad


%
530
500
470
440
410
380
350
320
290
529,81
293
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008

08. Resultados comparativos

	2008		2007		Diferencia	
	Importe	% s/ATM	Importe	% s/ATM	Importe	%
Intereses y rendimientos asimilados	622.784	4,84	474.782	4,13	148.002	31,17
Intereses y cargas asimiladas	-471.404	-3,66	-338.722	-2,95	-132.682	39,17
De los que remun. de cap. con nat. de pasivo financ.	-3.809	-0,03	-4.806	-0,04	997	-20,74
Rendimientos de instrumentos de capital	2.396	0,02	7.072	0,06	-4.676	-66,12
Total margen de intermediación	**153.776**	**1,20**	**143.132**	**1,24**	**10.644**	**7,44**
Resultados de ent. valor. por el método de la participación	10.910	0,08	9.894	0,09	1.016	10,27
Comisiones netas	59.536	0,46	59.574	0,52	-38	-0,06
Actividad de seguros	0	0,00	1.608	0,01	-1.608	-100,00
Resultados por operaciones financ. y diferencias de cambio	21.806	0,17	22.262	0,19	-456	-2,05
Margen ordinario	**246.028**	**1,91**	**236.470**	**2,06**	**9.558**	**4,04**
Gastos de personal	-66.169	-0,51	-59.937	-0,52	-6.232	10,40
Otros gastos generales de administración	-52.956	-0,41	-44.958	-0,39	-7.998	17,79
Amortización de activos materiales e inmateriales	-7.592	-0,06	-5.434	-0,05	-2.158	39,71
Otros resultados de explotación	3.169	0,02	4.258	0,04	-1.089	-25,58
Margen de explotación	**122.480**	**0,95**	**130.399**	**1,13**	**-7.919**	**-6,07**
Pérdidas por deterioro de activos	-22.484	-0,17	-14.675	-0,13	-7.809	53,21
Dotaciones a provisiones	41	0,00	4.680	0,04	-4.639	-99,12
Otros resultados	65	0,00	-248	0,00	313	-126,21
Resultado antes de impuestos	**100.102**	**0,78**	**120.156**	**1,04**	**-20.054**	**-16,69**
Impuesto sobre beneficios	-26.447	-0,21	-34.989	-0,30	8.542	-24,41
Resultado atribuido al grupo	**73.655**	**0,57**	**85.167**	**0,74**	**-11.512**	**-13,52**
ATM	**51.743.129**		**46.635.557**		**5.107.572**	**10,95**

Resultado atribuido al grupo


180
165
150
135
120
105
90
75
60
45
30
Millones de euros
85,17
73,66
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008

09. Cuenta de resultados trimestral

		Diferencia					
	1T 08	1T08/1T07	1T08/4T07	4T 07	3T 07	2T 07	1T 07
Intereses y rendimientos asimilados	622.784	31,17	3,25	603.186	559.615	514.552	474.782
Intereses y cargas asimiladas	-471.404	39,17	2,20	-461.243	-408.825	-374.785	-338.722
De los que rem. de cap. con nat. de pasivo fin.	-3.809	-20,74	9,64	-3.474	-3.471	-3.431	-4.806
Rendimientos de instrumentos de capital	2.396	-66,12	-62,94	6.466	2.817	2.979	7.072
Total margen de intermediación	**153.776**	**7,44**	**3,62**	**148.409**	**153.607**	**142.746**	**143.132**
Rdos. de entid. valor. por el método de la part.	10.910	10,27	-6,65	11.687	10.462	9.110	9.894
Comisiones netas	59.536	-0,06	-3,90	61.954	60.807	61.814	59.574
Actividad de seguros	0	-100,00	-	0	0	980	1.608
Rdos. por oper. financ. y diferencias de cambio	21.806	-2,05	32,45	16.464	9.720	25.624	22.262
Margen ordinario	**246.028**	**4,04**	**3,15**	**238.514**	**234.596**	**240.274**	**236.470**
Gastos de personal	-66.169	10,40	-15,34	-78.162	-70.348	-89.847	-59.937
Otros gastos generales de administración	-52.956	17,79	-22,66	-68.471	-48.866	-51.741	-44.958
Amortización de activos mater. e inmateriales	-7.592	39,71	7,32	-7.074	-6.396	-6.074	-5.434
Otros resultados de explotación	3.169	-25,58	-36,67	5.004	3.662	4.906	4.258
Margen de explotación	**122.480**	**-6,07**	**36,38**	**89.811**	**112.648**	**97.518**	**130.399**
Pérdidas por deterioro de activos	-22.484	53,21	-21,92	-28.795	-2.674	-29.489	-14.675
Dotaciones a provisiones	41	-99,12	-99,41	6.978	-313	230	4.680
Otros resultados	65	-126,21	-103,79	-1.716	-20.927	141.035	-248
Resultado antes de impuestos	**100.102**	**-16,69**	**51,03**	**66.278**	**88.734**	**209.294**	**120.156**
Impuesto sobre beneficios	-26.447	-24,41	39,05	-19.020	-25.269	-43.321	-34.989
Resultado atribuido al grupo	**73.655**	**-13,52**	**55,86**	**47.258**	**63.465**	**165.973**	**85.167**
ATM	**51.743.129**			**50.201.543**	**48.102.916**	**47.527.508**	**46.635.557**

Margen ordinario


250
240
230
220
210
200
190
236,47
246,03
Millones de euros
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008

Margen de explotación


135
130
125
120
115
110
105
100
95
90
85
130,40
122,48
Millones de euros
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008

10. Comisiones

	31/03/2008	31/03/2007	Diferencia Importe	%
Comisiones pagadas				
Comis. cedidas a otras entidades y corresponsales	5.556	5.094	462	9,07
Comisiones cedidas a agentes,banca virtual	12.735	13.363	-628	-4,70
Total comisiones pagadas	**18.291**	**18.457**	**-166**	**-0,90**
Comisiones percibidas				
Por avales y creditos documentarios	4.833	4.835	-2	-0,04
Por cambio de divisas y billetes de bancos extranj.	2.469	1.923	546	28,39
Por cobros y pagos	19.566	15.765	3.801	24,11
Efectos comerciales	6.335	4.739	1.596	33,68
Cuentas a la vista	2.364	2.451	-87	-3,55
Tarjetas crédito y débito	8.457	6.383	2.074	32,49
Cheques	470	284	186	65,49
Órdenes de pago	1.940	1.908	32	1,68
Por servicio de valores	16.293	18.803	-2.510	-13,35
Aseguramiento y colocación de valores	6.725	7.191	-466	-6,48
Compraventa valores	4.101	6.098	-1.997	-32,75
Administración y custodia de valores	5.467	5.514	-47	-0,85
Por comercializ. de productos financ. no bancarios	22.976	24.503	-1.528	-6,23
Fondos inversión	15.694	19.308	-3.614	-18,72
Fondos de pensiones	844	3.643	-2.799	-76,82
Seguros	6.437	1.552	4.885	314,82
Otras comisiones	11.690	12.202	-512	-4,20
Total comisiones percibidas	**77.827**	**78.031**	**-205**	**-0,26**
Total comisiones netas	**59.536**	**59.574**	**-38**	**-0,06**

11. Rendimientos y costes acumulados

	31/03/2008		31/03/2007	
	ponderación	**tipo**	**ponderación**	**tipo**
Depósitos en bancos centrales	0,99	3,55	1,01	2,78
Depósitos en entidades de crédito	9,64	4,00	10,99	3,70
Crédito a la clientela (a)	73,27	5,23	68,38	4,51
Valores representativos de deuda	11,57	4,03	13,87	3,81
Renta variable	0,71	2,63	1,17	5,26
Activos medios remunerados (b)	**96,18**	**5,05**	**95,42**	**4,39**
Otros activos	**3,82**		**4,58**	
Activos totales medios	**100,00**	**4,86**	**100,00**	**4,19**
Depósitos de bancos centrales	2,06	4,77	0,00	0,00
Depósitos de entidades de crédito	10,90	3,84	19,02	3,51
Operaciones del mercado monetario a través de entidades de contrapartida	0,09	4,05	0,13	2,74
Recursos de clientes (c)	77,61	3,95	70,85	3,09
Depósitos de la clientela	45,55	3,39	40,70	2,53
Débitos repres. por valores negociables	32,06	4,75	30,15	3,85
Pasivos subordinados	1,12	5,22	1,30	4,60
Remun.de cap. con natur. de pasivo financ.	0,67	4,39	0,75	5,59
Recursos medios con coste (d)	**92,45**	**3,96**	**92,05**	**3,20**
Otros pasivos	7,55		7,95	
Recursos totales medios	**100,00**	**3,66**	**100,00**	**2,95**
Margen de clientes (a-c)		**1,28**		**1,42**
Margen de intermediación (b-d)		**1,09**		**1,19**

12. Rendimientos y costes trimestrales

	1T08		4T07		3T07		2T07		1T07	
	ponder.	**tipo**	**ponder.**	**tipo**	**ponder.**	**tipo**	**ponder.**	**tipo**	**ponder.**	**tipo**
Depósitos en bancos centrales	0,99	3,55	0,92	3,49	0,98	2,88	0,94	3,26	1,01	2,78
Depósitos en entidades de crédito	9,64	4,00	11,15	4,05	12,52	4,06	12,10	3,89	10,99	3,70
Crédito a la clientela (a)	73,27	5,23	73,55	5,14	73,49	4,93	70,03	4,69	68,38	4,51
Valores representativos de deuda	11,57	4,03	10,42	4,16	8,64	4,03	11,37	3,93	13,87	3,81
Renta variable	0,71	2,63	0,66	7,74	0,89	2,60	1,19	2,11	1,17	5,26
Activos medios remunerados (b)	**96,18**	**5,05**	**96,69**	**4,98**	**96,52**	**4,81**	**95,63**	**4,57**	**95,42**	**4,39**
Otros activos	3,82		3,31		3,48		4,37		4,58	
Activos totales medios	**100,00**	**4,86**	**100,00**	**4,82**	**100,00**	**4,64**	**100,00**	**4,37**	**100,00**	**4,19**
Depósitos de bancos centrales	2,06	4,77	1,44	4,71	0,11	4,26	0,00	0,00	0,00	0,00
Depósitos de entidades de crédito	10,90	3,84	11,40	3,87	13,08	3,98	17,10	3,80	19,02	3,51
Operaciones del mercado monetario a través de entidades de contrapartida	0,09	4,05	0,12	4,15	0,03	4,02	0,12	3,83	0,13	2,74
Recursos de clientes (c)	77,61	3,95	78,01	3,92	77,18	3,59	72,99	3,33	70,85	3,09
Depósitos de la clientela	45,55	3,39	43,94	3,27	44,37	3,03	42,68	2,79	40,70	2,53
Débitos represent. por valores negoc.	32,06	4,75	34,07	4,75	32,81	4,34	30,31	4,10	30,15	3,85
Pasivos subordinados	1,12	5,22	1,16	5,11	1,20	4,80	1,34	4,76	1,30	4,60
Remuneración de capital con naturaleza de pasivo financiero	0,67	4,39	0,69	3,95	0,73	3,95	0,73	3,94	0,75	5,59
Recursos medios con coste (d)	**92,45**	**3,96**	**92,82**	**3,93**	**92,34**	**3,65**	**92,27**	**3,43**	**92,05**	**3,20**
Otros pasivos	7,55		7,18		7,66		7,73		7,95	
Recursos totales medios	**100,00**	**3,66**	**100,00**	**3,65**	**100,00**	**3,37**	**100,00**	**3,16**	**100,00**	**2,95**
Margen de clientes (a-c)		**1,28**		**1,22**		**1,34**		**1,36**		**1,42**
Margen de intermediación (b-d)		**1,09**		**1,06**		**1,15**		**1,14**		**1,19**

Evolución margen de clientes


Porcentaje trimestral anualizado
1,45
1,40
1,35
1,30
1,25
1,20
1,42
1,28
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008

Rendimiento de crédito y coste de los recursos de clientes


Porcentaje trimestral anualizado
6
5
4
3
2
1
4,51
5,23
3,09
3,95
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008
Rendimiento del crédito
Coste de recursos de clientes

13. Contribución por área de negocio

	31/03/2008	31/03/2007	Diferencia Importe	%
Segmentos de clientes	77.112	75.871	1.241	1,64
Finanzas Personales	7.574	8.371	-797	-9,52
Banca Privada	12.087	14.422	-2.335	-16,19
Banca Corporativa	18.699	16.532	2.167	13,11
Banca de Particulares	24.684	23.158	1.526	6,59
Pymes	12.141	11.355	786	6,93
Extranjeros	1.927	2.034	-106	-5,23
Mercado de Capitales	5.707	10.778	-5.071	-47,05
Otros negocios	10.018	14.046	-4.027	-28,67
Provisión por insolvencias genérica	-2.848	-6.253	3.405	-54,45
Centro Corporativo	-16.334	-9.274	-7.060	76,12
BDI atribuido al Grupo	**73.655**	**85.167**	**-11.512**	**-13,52**
Promemoria:				
Comisiones fondos de inversión	17.500	21.269	-3.769	-17,72

Recursos e inversión por segmentos

Recursos típicos	31/03/2008	31/03/2007	Diferencia Importe	%
Finanzas	1.876.046	1.653.449	222.597	13,46
Privada	3.783.335	2.941.588	841.747	28,62
Corporativa	3.477.137	3.269.378	207.759	6,35
Particulares	5.295.055	4.002.871	1.292.184	32,28
Pymes	2.824.199	2.321.653	502.546	21,65
Extranjeros	262.527	270.363	-7.836	-2,90
TOTAL	**17.518.300**	**14.459.301**	**3.058.999**	**21,16**
Inversión				
Finanzas	1.588.645	1.279.861	308.784	24,13
Privada	3.961.151	3.048.714	912.438	29,93
Corporativa	5.383.886	4.686.788	697.098	14,87
Particulares	21.378.193	19.455.545	1.922.648	9,88
Pymes	6.998.042	5.688.458	1.309.584	23,02
Extranjeros	877.832	748.016	129.816	17,35
TOTAL	**40.187.748**	**34.907.381**	**5.280.367**	**15,13**

14. Recursos propios y rating

	31/03/2008*	31/12/2007*	Diferencia Importe	%
Capital y Reservas	1.783.127	1.687.154	95.973	5,69
Capital con natur. de pasivo financiero	343.165	343.165	0	0,00
Acciones en cartera	-52.626	-55.754	3.128	-5,61
Activos inmateriales y otros	-66.981	-49.631	-17.350	34,96
Otras deducciones	-98.984	-117.310	18.326	-15,62
Tier 1	**1.907.701**	**1.807.624**	**100.077**	**5,54**
Reserva de revalorización	103.791	106.511	-2.720	-2,55
Financiaciones subordinadas	537.851	537.851	0	0,00
Fondo de insolvencias genérico	190.781	201.962	-11.181	-5,54
Otras deducciones	-85.972	-80.697	-5.275	6,54
Tier 2	**746.452**	**765.627**	**-19.176**	**-2,50**
Total Recursos Propios	**2.654.152**	**2.573.251**	**80.901**	**3,14**
Activos ponderados por riesgo	**27.683.076**	**27.186.601**	**496.476**	**1,83**
Tier 1 (%)	**6,89**	**6,65**	**0,24**	**3,61**
Tier 2 (%)	**2,70**	**2,82**	**-0,12**	**-4,26**
Ratio de capital (%)	**9,59**	**9,47**	**0,12**	**1,27**
Excedente de recursos	**439.506**	**398.323**	**41.183**	**10,34**

(*) Ratios estimados en base al Borrador de Circular sobre Determinación y Control de Recursos Propios Mínimos publicado por Banco de España.

Se aplican modelos internos, pendientes de aprobación oficial, a las siguientes carteras: Hipotecas vivienda ...onas físicas, Empresas pequeñas y Empresas ...

		Largo plazo	Perspectiva
Moody's	[illegible]	Aa3	Estable
Standard & Poor's	A1	A	Positiva

15. Variación del patrimonio neto

	2008	2007
Saldo a 1 de enero	**1.745.417**	**1.584.602**
Dividendos	-31.378	-26.836
Ampliación de capital	56.103	14.196
Reserva disponibles venta	22.384	-23.325
Resultado del ejercicio	73.655	85.167
Otros movimientos	-9.770	-1.294
Saldo a 31 de marzo	**1.856.411**	**1.632.510**

16. Estado de flujos de efectivo

	2008	2007
Saldo de efectivo o equivalentes a 1 de enero	**946.486**	**539.178**
Flujos de efectivo netos de las actividades de explotación	-354.665	-297.666
Flujos de efectivo de las actividades de inversión	-8.522	-6.639
Flujos de efectivo de las actividades de financiación	-31.513	19.850
Saldo de efectivo o equivalentes a 31 de marzo	**551.785**	**254.723**



17. Creación de valor para el accionista

Datos por acción del periodo (euros)	
Beneficio por acción	0,18
Beneficio por acción diluido	0,18
Dividendo por acción	0,08
Valor teórico contable por acción	4,56
Cotización al inicio del año	12,55
Cotización mínima	9,20
Cotización máxima	12,96
Cotización última	10,05
Revalorización último trimestre (%)	-19,92
Revalorización últimos 12 meses (%)	-18,09

Ratios bursátiles	
Precio/Valor teórico contable (veces)	2,20
PER (precio/beneficio, veces)	13,63
Rentabilidad por dividendo (%)	2,97
Número de accionistas	82.258
Número de acciones	405.893.880
Número de acciones de no residentes	156.277.190
Contratación media diaria (número de acciones)	3.899.529
Contratación media diaria (miles de euros)	39.756

Evolución del BPA y DPA


0,50
0,40
0,30
0,22
0,20
0,10
0,07
0,00
0,08
Euros
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008
BPA
DPA


4.050
3.900
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008

18. Personas

Plantilla (%)

12,2

más que en el mismo periodo de 2007

			Diferencia	
	31/03/2008	31/03/2007	Importe	%
Número de empleados (*)	4.582	4.093	489,00	11,95
Antigüedad media de la plantilla (años)	9,57	10,12	-0,55	-5,43
Edad media (años)	35,97	36,35	-0,38	-1,05
Desglose por sexo (%)				
Hombres	51,54	52,65	-1,12	-2,12
Mujeres	48,46	47,35	1,12	2,36
Plantilla que se ha conectado en remoto (%)	27,66	28,85	-1,19	-4,13
Rotación interna (%)	28,83	33,79	-4,96	-14,68
Rotación externa (%)	9,99	10,49	-0,50	-4,77
Plantilla con titulación superior (%)	72,58	71,83	0,75	1,04

(*) Jornadas efectivas
Datos Rotación Medias móviles últimos 12 meses



19. Actividad trimestral

Junta de accionistas
Bankinter ha consolidado, durante la Junta de Accionistas 2008, su alto nivel de cumplimiento de las recomendaciones del Código Unificado de Buen Gobierno, con la aplicación de nuevas medidas que suponen un reforzamiento de sus reglas de buen gobierno y de trasparencia hacia los accionistas y los mercados.

Entre las propuestas aprobadas en la Junta destaca también la ratificación de los dos nuevos consejeros del Banco: Gonzalo de la Hoz (como consejero externo) y Jaime Terceiro (en condición de consejero independiente), cuyos nombramientos por cooptación fueron acordados por el Consejo de Administración de Bankinter, en su reunión ordinaria de febrero, para ocupar las vacantes existentes en el Consejo hasta esa fecha. Ambos nombramientos fueron convenidos tras la propuesta de la Comisión de Nombramientos y Retribuciones y previo informe favorable de la Comisión de Gobierno Corporativo.

La Junta aprobó, igualmente, la reelección de José Ramón Arce, en la condición de consejero externo independiente, por un plazo de cuatro años.

Premios y reconocimientos
La intranet de Bankinter fue incluida por Nielsen Norman Group en el selecto grupo de "las diez mejores intranets" del mundo, según un estudio que elabora anualmente esta consultora de prestigio internacional y en el que son analizadas intranets de empresas de todo tipo de sectores económicos. Las 10 organizaciones cuyas intranets resultaron ganadoras proceden de seis países diferentes y cuentan con un volumen de personal que oscila entre 200 y 200.000 empleados. La intranet de Bankinter es la única española incluida en ese grupo.

Por otro lado, según la 5ª edición del "Estudio Intersectorial de Accesibilidad en la Web", hecho público en enero por el Observatorio de Infoaccesibilidad de Discapnet, Bankinter cuenta con la web privada más accesible y la segunda en el ranking general. Este estudio, realizado por consultores de Technosite, la empresa de Fundación ONCE encargada de la gestión de Discapnet, evalúa una muestra de unas cien páginas web de empresas privadas, públicas, portales universitarios, diarios digitales, etc. En él se aplica una evaluación técnica basada en una selección de criterios que afectan a la accesibilidad de la web (descripción de imágenes, etiquetado de formularios, uso de marcos, código, etc). Según el informe, el portal de Bankinter ha mejorado su accesibilidad en un 51% con respecto a la edición anterior, siendo ésta la mayor subida porcentual de todas las webs analizadas, superando además el 81% en el cumplimiento de los criterios de referencia.

La revista Mi Cartera de Inversión otorgó a Bankinter Gestión de Activos el premio como Mejor Gestora de Fondos de Renta Variable, dentro de sus ya tradicionales premios a los mejores productos financieros. Se trata de unos galardones que gozan de extraordinario prestigio, tanto por la antigüedad de los mismos como por el hecho de que sean los propios lectores de la revista quienes elijan a los ganadores de cada una de las categorías establecidas.

Asimismo, y como ya viene siendo habitual, los premios Lipper Cinco Días destacaron en su evento anual a dos fondos de inversión del banco como los mejores en sus respectivas categorías: "BK Sector Finanzas", como mejor fondo en los últimos 5 años en el sector financiero, y "Bankinter Fondtesoro Largo Plazo", como mejor fondo de renta fija en los últimos 3 años a medio plazo. De igual forma, los Premios Fondos de Inversión del diario Expansión reconocieron al "BK Pequeñas Compañías" como el mejor fondo de Acciones Internacional Mid&Small CAPS.

Movilidad e internet
Bankinter ha empezado a distribuir a sus clientes servicios de telefonía móvil con valor añadido, surgidos a partir del acuerdo firmado en diciembre con KPN, la mayor operadora de Holanda. Los clientes del Banco tienen ya a su disposición una oferta globalizada de telefonía y banca totalmente personalizada, con tarifas transparentes y competitivas y con los estándares de calidad habituales de Bankinter. Cabe destacar una tarifa única de 14 céntimos por minuto en llamadas a cualquier fijo (salvo los de tarificación especial) o móvil, con una facturación por segundos desde el primer instante. Su principal ventaja es que contempla un coste de 0 euros para el número de teléfono con el que más se gaste cada mes, excepto los de tarificación especial.

El 'Banco en el móvil' de Bankinter cumplió a final del trimestre su tercer aniversario como canal transaccional y de relación con los clientes, concentrando un 5% de las operaciones totales que se realizan en el Banco, y con cerca de 160.000 clientes que ya han utilizado alguna de las aplicaciones de este servicio. La última novedad es el lanzamiento de una versión de este servicio adaptada al teléfono iPhone y al reproductor multimedia iPod Touch, de Apple, mediante el cual los clientes pueden operar con sus cuentas utilizando todos los elementos de usabilidad que proporcionan estos dispositivos electrónicos.

Bankinter ha incorporado la conexión mediante DNI electrónico en su operativa por Internet. Este nuevo sistema de identificación del cliente en su conexión a Bankinter.com servirá, por un lado, para fortalecer el nivel de seguridad del propio cliente en su operativa on line, y por otro, como inicio de un camino que ha de llevar a corto plazo a la implementación de la firma digital de operaciones. La posibilidad de acceder a través de DNI electrónico convivirá con el acceso mediante usuario y contraseña, el único que existía hasta ahora, de manera que el cliente podrá elegir conectarse a su cuentas indistintamente mediante uno u otro sistema.

END